

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
September 15, 2014

<u>Via E-mail</u>
Mr. John H. Holcomb. III
Chairman and Chief Executive Officer
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, Alabama 35209

Re: **National Commerce Corporation**
Registration Statement on Form S-4
Filed August 18, 2014
File No. 333-198219

Dear Mr. Holcomb:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of any reports, presentations or other information relating to this transaction or the parties thereto that was transmitted by any means by any advisors or consultants to members of the Board of Directors of either National Commerce Corporation or United Group Banking Company.

2. Please supplementally provide us with all material nonpublic information regarding National Commerce Corporation that was disclosed, directly or indirectly, to United Group Banking Company of Florida, Inc. and United Legacy Bank and/or its representatives and/or financial advisors including, but not limited to the following

information referred to in the fairness opinion of Monroe Financial Partners to the United Board of Directors in Appendix D:

- "discussions with members of the managements of . . . NCC regarding. . . "future prospects" referred to in the fairness opinion in the third paragraph on page 1; and
- "financial projections for . . . NCC" referred to in the fairness opinion in the second full paragraph on page 2.

3. Please supplementally provide us with all material nonpublic information regarding United Group Banking Company of Florida, Inc. and United Legacy Bank that was disclosed, directly or indirectly, to National Commerce Corporation and/or its representatives and/or financial advisors including, but not limited to the following information referred to in the fairness opinion of FIG Partners, LLC to the NCC Board of Directors in Appendix E:

- "discussions with members of the senior managements of . . . United group Banking Company of Florida related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the "Synergies") expected to be achieved as a result of the merger" referred to in point v of the first full paragraph on page 2 of the fairness opinion:
- "financial forecasts including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs" referred to in the fairness opinion in the third full paragraph on page 2; and
- "management's estimates and projections" of allowances for losses referred to in the fairness opinion in the third full paragraph on page 2.

Front Cover Page of Prospectus/Proxy Statement

4. Please revise the first paragraph as follows:
- revise the second sentence in which you describe the consideration as "either" cash or stock to disclose that a third option is to receive a combination of cash and stock;
- revise the third sentence to disclose that while you have agreed to pay cash for a maximum of 2.27 million shares of United stock, the aggregate number of outstanding shares of United is over 32 million and accordingly only less than ten percent of the shares of United stock will receive all cash; and
- revise the third sentence to disclose that as a result of the limit on cash consideration, shareholders who elect to receive all cash may receive a combination of cash and stock.

5. Please revise the second paragraph to disclose whether or not you have any plans to list your common stock.

6. Please revise the first sentence of third paragraph in which you state that "We cannot complete the merger unless. . . the shareholders of both companies approve the

merger agreement" to disclose that the required majority of shares of NCC (beneficially owned by the Chairman and CEO of NCC) have made a legal commitment to approve the merger and no further approval of NCC shareholders is required.

7. Please add a separate paragraph disclosing that shareholders of United Group Banking Company of Florida, Inc. and shareholders of National Commerce Corporation each have dissenters rights under state law entitling them to the fair value of their shares provided they comply with all the requirements under the respective state law.

Summary, page 1

8. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please revise the preamble to this section in which you state that "this summary of certain material information" to state something like, "the summary is a brief overview of the key aspects of the offering" which identifies "those aspects of the offering that are the most significant." Revise the substance of your disclosure in the Summary to comply with this Instruction.

Summary, What You Will Receive in the Merger, page 3

9. Please revise this section as follows;
    *   revise the first paragraph to summarize how you will allocate consideration if shareholders elect to receive cash in excess of the $2.2 million limit you are offering pursuant to proration discussed on pages 71-72; and
    *   revise the second paragraph to explain whether the cash limit of $2.2 million applies also to the payment in lieu of fractional shares.

Summary, Dissenters Rights, page 4

10. Consistent with Instruction to Item 3 of Schedule 14A, please revise the disclosure here and on page 90 to state whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights and if the State law is unclear, state what position will be taken in regard to these matters. Summarize the material requirements under each state law for asserting dissenters rights instead of merely providing a cross reference. Disclose that if more than five percent of either company's shareholders assert their dissenters rights of appraisal, the respective company has the right under the Merger Agreement to terminate the Agreement.

Summary, Quorum and Vote Required, page 7

11. Please revise the second paragraph to disclose that NCC already has a binding legal commitment from a majority of the outstanding shares to vote in favor of the merger. Accordingly, the merger will be approved regardless of how many other shareholders vote against the merger. Please revise the disclosure in the section beginning on page 37 accordingly.

Summary, United's Directors and Executive Officers Have Interests in the Merger, page 9

12. As required by Item 5 of Schedule 14A, identify and quantify any substantial interest, direct or indirect, by each person who has been a director or executive officer of United including the following:
   - disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger;
   - disclose the aggregate amount of benefits that will be received as a result of the merger by each of the four executive officers of United;
   - revise the second bullet point to disclose the amounts of the cash payments and whether they will receive any other payments or benefits;
   - revise the third bullet point to disclose the aggregate amount of annual compensation under each agreement;
   - disclose the value of any golden parachute payments and other severance payments or benefits; and
   - identify each member of the Board of United that will be appointed to the Board of NCC, the aggregate amount of annual compensation and who determined which board members would be appointed.

Selected Historical Consolidated Financial Information of NCC, page 11, and United, page 12

13. We note your presentation of tangible common equity. This financial measure appears to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K. To the extent you plan to provide this non-GAAP ratio, please revise to: (a) clearly label this financial measure as non-GAAP each time it is presented; (b) provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented; and (c) disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses this measure, if applicable. Refer to Item 10(e)(1) of Regulation S-K.

Summary Unaudited Pro Forma Condensed Combined Financial Data, page 13

14. We note your disclosure in Note 2(a) on page 15 related to your proposed accounting
    for the purchased loans. Please tell us and revise to disclose the dollar amount of any
    loans you acquired with evidence of credit deterioration and how you identified loans
    accounted for under ASC 310-30.

Risk Factors, page 19

15. As required by Item 3 of Form S-4 and Item 503(c) of Regulation S-K, please delete
    your statement that this section "is intended to highlight several of the risks. . . ."
    Add a statement to the effect that this section is "a discussion of the most significant
    factors that make the offering speculative or risky." Revise the substance of the Risk
    Factors to comply with this requirement. Please revise the section to comply with the
    directive in Item 503(c): "Do not present risks that could apply to any issuer or any
    offering."

16. Please revise your risk factor on page 24 addressing the risks of interest rate
    fluctuations to discuss the risks to you of the anticipated increase in interest rates.

17. Please revise your risk factor on page 25 and 26 addressing the risks of concentration
    of your loan portfolio in real estate as follows:
    • quantify the amount and percentage of each bank's loan portfolio in real estate
      and the amount and percentage of the merged bank 's loan portfolio in real estate;
    • quantify the amount and percentage of each bank's loan portfolio in commercial
      real estate and the amount and percentage of the merged bank 's loan portfolio in
      commercial real estate;
    • discuss particular risks associated with commercial real estate loans; and
    • discuss whether the extent to which the risks are elevated because of the limited
      geographical areas (portions of two states) in which the real estate is located.

18. Please revise your risk factor on page 31 addressing the risks of our directors and
    executive officers owning a significant portion of stock to
    • disclose the effect of the merger on the percentage of shares held; and
    • discuss the risk that these directors and executives officers can take shareholder
      action by written consent without advance notice to other shareholders.

Adjournments or Postponements, page 38

19. Please indicate whether United plans to seek an adjournment if needed to solicit additional proxies. If so, please include an additional proposal on the proxy card.

Material United States Federal Income Tax Consequences of the Merger, page 64

20. Please indicate that the tax opinion from Maynard, Cooper & Gale, P.C. has been filed as Exhibit 8. Provide a summary of the tax opinion without conditional language (e.g., "assuming the merger qualifies as a reorganization…").

Management's Discussion and Analysis Of Financial Condition and Results of Operations

Allocation of the Allowance for Loan Loss, page 136

21. We note that your unallocated allowance for loan losses made up approximately 37%, 23% and 31% of your total allowance at June 30, 2014, December 31, 2013 and December 31, 2012 respectively.   Please revise to present additional granularity regarding the variability of this amount, the key drivers considered and how those key drivers impacted the amount recorded at each period end. Also discuss any trends or changes from prior periods related to this amount.

22. Please tell us and revise your accounting policy disclosure beginning on page F-27 to clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount. We note in the critical accounting policy disclosure on page 122 that you refer a reader to Note 1 for a complete discussion of the methodology employed to calculate the allowance for loan losses.

23. We further note that in the Percent of Total columns you present percentages related to the unallocated allowance for loan losses. Please revise to present the appropriate percentages of loans outstanding related to each respective loan portfolio segment as required by Item IV.B of Industry Guide 3.

Information about United and United Legacy Bank, page 144

24. Please provide a discussion of each type of loan in your loan portfolio. Discuss the relative risks of each type of loan and provide a discussion of your underwriting criteria.

Fairness Opinion of FIG Partners, LLC to NCC Board of Directors, Appendix E

25. The third paragraph on page 3 of the fairness opinion provided by FIG Partners, LLC to the NCC Board of Directors includes a limitation on reliance by shareholders ("This letter is solely for the information of the Board of Directors . . . and is not to be used. . . for any other purpose…."). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor's belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director